Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

July 3, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER APPOINTS FORMER MEXICAN SENIOR TRADE COMMISSIONER
AS VICE PRESIDENT, CORPORATE RELATIONS

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce the appointment of Sergio Rios-Martinez, B.Ec., B.BA, MIM, MBA, as Vice President of Corporate Relations.

Initially a market research analyst and then a financial planning specialist, Sergio Rios was Mexico’s Deputy Trade Commissioner to the United Kingdom in 1989, before becoming the Senior Trade Commissioner in The Hague from 1999 to 2001, in charge of more than ten countries. Most recently, he was the Senior Trade Commissioner for Mexico in Vancouver, Canada from 2001 until mid-2008, in charge of western Canada and the Pacific north-western USA.

“Sergio’s extensive international experience and contacts at many levels of various governments will make him an exceptionally valuable member of the Great Panther management team. As we expand the number of people working with us in Mexico beyond the current 600, and increase our exploration and production activities there, it becomes increasingly important to have strong diplomatic, social and cultural ties in the country,” said Robert Archer, President and CEO of Great Panther Resources Limited.

“Sergio has written more than 100 business articles and papers published in Mexico, Canada and the USA, and has established a record of mutual respect and constructive collaboration in governmental as well as commercial circles, in both Europe and North America. We warmly welcome him on board,” stated Kaare Foy, Executive Chairman of the Company.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.